From: Sayler, Bradford
Sent: Wednesday, July 03, 2013 10:45 AM
To: rupertk@sec.gov
Cc: minored@sec.gov; Boehm, Steven; Pangas, Harry S.
Subject: Fifth Street Senior Floating Rate - Financial Statements

Kevin,

For your reference and review, I've attached the development stage financial statements that Fifth Street Senior Floating Rate intends to include in its Form N-2.

We will file this email and attachment as EDGAR correspondence.

Thank you again for your help on this matter.

Regards,
Brad

Bradford Sayler | Associate

Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980
202.383.0837 direct | 240.446.6632 mobile | 202.637.3593 facsimile
brad.sayler@sutherland.com | www.sutherland.com
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INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Statement of Assets and Liabilities as of June 28, 2013	F-3
Notes to Statement of Assets and Liabilities	F-4

Report of Independent Registered Public Accounting Firm
Draft

To the Board of Directors and Stockholder of
Fifth Street Senior Floating Rate Corp.
(a development stage company)

In our opinion, the accompanying statement of assets and liabilities presents fairly, in all material respects, the financial position of Fifth Street Senior Floating Rate Corp. (a development stage company) (the “Company”) at June 28, 2013 in conformity with accounting principles generally accepted in the United States of America. The statement of assets and liabilities is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of assets and liabilities based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets and liabilities is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of assets and liabilities, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of assets and liabilities presentation. We believe that our audit of the statement of assets and liabilities provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

New York, New York
July 3, 2013

Fifth Street Senior Floating Rate Corp.
(A Development Stage Company)
Statement of Assets and Liabilities

June 28, 2013
Assets:
Cash	$1,500
Total assets	$1,500

Net Assets:
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	$1
Additional paid-in-capital	1,499
Total net assets (equivalent to $15.00 per common share at June 28, 2013)	$1,500

See notes to Statement of Assets and Liabilities.

Fifth Street Senior Floating Rate Corp.
(A Development Stage Company)
Notes to Statement of Assets and Liabilities

Note 1. Organization

Fifth Street Senior Floating Rate Corp. (a development stage company) (the “Company”) was formed in May 2013 as a Delaware corporation structured as an externally managed, closed-end, non-diversified management investment company. The Company intends to elect to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act, prior to the time that shares of its common stock are sold in connection with an initial public offering. In addition, for U.S. federal income tax purposes the Company intends to elect to be treated, and intends to qualify annually, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended commencing with its first taxable year ending after completion of this offering.

The Company will be managed by Fifth Street Management LLC (the “Investment Adviser”). FSC, Inc. will provide the administrative services necessary for the Company to operate. The Company has had no operations other than a sale of 100 shares of common stock for $1,500 ($15.00 per share). All of the outstanding shares of the Company's common stock are owned by Leonard M. Tannenbaum, the Company's Chief Executive Officer and the managing member of the Investment Adviser.

The Company's investment objective is to maximize its portfolio's total return by generating current income from its debt investments while seeking to preserve the Company's capital. The Company intends to achieve its investment objective by investing primarily in senior secured loans, including first lien, unitranche and second lien debt instruments, that pay interest at rates which are determined periodically on the basis of a floating base lending rate, made to private middle market companies whose debt is rated below investment grade (collectively referred to as “senior floating rate loans”). The Company may also invest in senior unsecured loans issued by private middle market companies and, to a lesser extent, subordinated loans issued by private middle market companies and senior and subordinated loans issued by public companies. Under normal market conditions, at least 80% of the value of the Company's net assets plus borrowings for investment purposes will be invested in senior floating rate loans. This policy may be changed by the Company's Board of Directors with at least 60 days' prior written notice provided to stockholders to the extent such a change would not affect its ability to maintain its election as a BDC.

Note 2. Significant Accounting Policies
Basis of Presentation:
The Company's Statement of Assets and Liabilities has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and Regulation S-X. In the opinion of management, all adjustments of a normal recurring nature considered necessary for the fair presentation of the Statement of Assets and Liabilities has been made.
Use of Estimates:
The preparation of the Statement of Assets and Liabilities in conformity with GAAP requires management to make certain estimates and assumptions affecting amounts reported in the Statement of Assets and Liabilities and accompanying notes. These estimates are based on the information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions and conditions.
Cash:
Cash consist of demand deposits. The Company places its cash with financial institutions and, at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Income Taxes:
As a RIC, the Company would not be subject to federal income tax on the portion of its taxable income and gains distributed currently to its stockholders as a dividend. The Company intends to distribute between 90% and 100% of its taxable income and gains, within the Subchapter M rules, and thus the Company anticipates that it will not incur any federal or state income tax at the RIC level. As a RIC, the Company would also be subject to a 4% federal excise tax based on distribution requirements of its taxable income on a calendar year basis. The Company anticipates timely distribution of its taxable income within the tax rules. However, the Company may incur a federal excise tax in future years.

Fifth Street Senior Floating Rate Corp.
(A Development Stage Company)
Notes to Statement of Assets and Liabilities
New Accounting Standards
Management does not believe any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statement.

Note 3. Related Party Transactions

Organizational, offering expenses and the sales load (i.e., underwriting commission) related to the Company's organization and initial public offering will be borne by the Investment Adviser on behalf of the Company.

Note 4. Share Data
In July, 2013, the Company restated its Certificate of Incorporation to authorize 150,000,000 shares of its common stock with a par value of $0.01 per share. The Company has issued 100 shares of its common stock to Leonard M. Tannenbaum, the Company's Chief Executive Officer.

Note 5. Indemnification

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements cannot be known; however, the Company expects any risk of loss to be remote.

Note 6. Subsequent Events

The Company's management evaluated subsequent events through July 3, 2013 of the Statement of Assets and Liabilities. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the Statement of Assets and Liabilities as of June 28, 2013 other than as set forth in Note 4. Share Data.